Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Duke Realty Corporation:

We consent to the use of our report dated February 28, 2005, except as to notes 5 and 7, which are as of August 29, 2005, with respect to the consolidated balance sheets of Duke Realty Corporation and Subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and shareholders’ equity for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule III, incorporated herein by reference and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Indianapolis, Indiana

September 6, 2005